UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Benihana, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

082047101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 082047101

1
NAME OF REPORTING PERSON

TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR, AND KEVIN AOKI,
KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI, KYLE AOKI AND KENNETH PODZIBA,
AS TRUSTEES. I.R.S. IDENTIFICATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON BENIHANA OF TOKYO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON MICHAEL W. KATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON KENNETH J. PODZIBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

2 See Item 5.

CUSIP NO. 082047101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.  Michael W. Kata and Kenneth J. Podziba are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Michael W. Kata (“Mr. Kata”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Vice President of Benihana Ono Restaurant Holdings B.V. (“Benihana Ono”) and special consultant to the Board of Supervisory Directors of Benihana Ono.  The principal business address of Mr. Kata is 560 South Lake Dasha Drive, Plantation, Florida 33324.  Mr. Kata is a citizen of the United States of America.

Kenneth J. Podziba (“Mr. Podziba”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief Executive Officer of Bike New York and as a Vice President of BOT.  The principal business address of Mr. Podziba is 422 East 72nd Street, New York, New York 10021.  Mr. Podziba is a citizen of the United States of America.

(d)           Neither of Messrs. Kata or Podziba has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither of Messrs. Kata or Podziba has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 16, 2010, BOT delivered a letter to the Issuer nominating Michael W. Kata and Kenneth J. Podziba (collectively, the “Common Stock Nominees”), as set forth therein, for election to the Issuer’s Board of Directors as Common Stock directors at the Issuer’s 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,649,139 Shares outstanding, as of June 4, 2010, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 11, 2010.

As of the close of business on July 15, 2010, BOT owned directly 2,153,744 shares of Common Stock, constituting approximately 38.1% of the shares of Common Stock outstanding.  The Trust, as the sole shareholder of BOT, may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 38.1% of the shares of Common Stock outstanding.

CUSIP NO. 082047101

As of the close of business on July 15, 2010, neither of Messrs. Kata or Podziba directly owned any shares of Common Stock.  Each of Messrs. Kata and Podziba, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 38.1% of the shares of Common Stock outstanding.

There were no transactions in the Issuer’s securities by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 16, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Common Stock Nominees, or any other person(s) nominated by BOT, to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) BOT agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, BOT has agreed to indemnify Messrs. Kata and Podziba against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting.  The form of indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Nomination Letter.
Exhibit 99.2
Joint Filing and Solicitation Agreement by and among Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees, Benihana of Tokyo, Inc., Michael W. Kata and Kenneth J. Podziba, dated July 16, 2010.

Exhibit 99.3	Form of Indemnification Letter Agreement.

CUSIP NO. 082047101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2010

TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR, AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI, KYLE AOKI AND KENNETH PODZIBA, AS TRUSTEES. I.R.S. IDENTIFICATION

By:	/s/ Kenneth J. Podziba
	Name:	Kenneth J. Podziba
	Title:	Trustee

BENIHANA OF TOKYO, INC.

By:	/s/ Kenneth J. Podziba
	Name:	Kenneth J. Podziba
	Title:	Vice President

/s/ Michael W. Kata
MICHAEL W. KATA

/s/ Kenneth J. Podziba
KENNETH J. PODZIBA